RECEIVED
2005 FEB -4 A 10:02

Issuer	File Number
AEON Co., Ltd.	82- 34806

January 31, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05005538

SUPPL

Re: AEON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Dear Sir/ Madam:

We, AEON Co., Ltd. which is a joint stock corporation incorporated under the laws of Japan, obtained exceptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Exceptive Relief") on August 5, 2004, and we hereby furnish the following information to the Securities and Exchange Commission in order to maintain the status of the Exceptive Relief.

The following list is the information that we have disclosed from November 18 to December 31. The item 1, which we have filed with the Stock Exchange is summarized in ANNEX B.

ANNEX B
1. Outline of Business Results in the 3rd Quarter of Period ending February 20, 2005

In the event that any questions should arise in connection with this matter, please contact Shinichiro Sato in Finance and Accounting Division at si_sato@aeon.biz.

Sincerely yours,



Koji Iida
General Manager
Finance and Accounting Division
AEON Co., Ltd.

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL



1-5-1 Nakase, Mihama-ku, Chiba-shi, 261-8515 Japan
TEL: 043-212-6093 FAX: 043-212-6809

TO: Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission

FROM: Shinichiro Sato
Finance Department

DATE: January 31, 2005

SUBJECT : SEC REPORT dated Jan. 31
Re: AEON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Please acknowledge receipt of this package by returning this cover sheet to our facsimile machine.
#011-81-43-212-6809

Received by: ______________________

December 22, 2004

Outline of Business Results in the 3rd Quarter of Period ending February 20, 2005

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Securities Exchange
Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-043-212-6042 (Pilot Number)

1. Matters Concerning the Preparation of Quarterly Financial Information etc.

① Difference between the Accounting Method for Recent Consolidated Accounting Period: applicable (concise proceedings partially taken)

② Transfers of the Range of Consolidation and Equity Method: applicable

New Consolidated Subsidiaries:	5
Excluded Consolidated Subsidiaries:	6
New Equity Method Affiliates:	2
Excluded Equity Method Affiliates:	4

2. Overall Condition of Earnings for the Third Quarterly Fiscal Year ending February 2005 (February 21, 2004~November 20, 2004)

(1) Operating Results (Consolidated)

	Total Revenues		Operating Income		Ordinary Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of yen	%
Third Quarterly Fiscal Year ending February 2005	3,070,521	(26.9)	78,274	(13.7)	86,129	—	34,180	—
Third Quarterly Fiscal Year ended February 2004	2,418,842	(7.4)	68,814	(△10.2)	—	—	—	—
(reference) Fiscal Year ended February 2004	3,546,215		132,212		131,354		55,316	

	Net Income per Share	Diluted net income per share
	Yen	Yen
Third Quarterly Fiscal Year ending February 2005	49.65	—
Third Quarterly Fiscal Year ended February 2004	—	—
(reference) Fiscal Year ended February 2004	165.57	—

[Translation Omitted]

(2) Financial position (Consolidated)

	Total Assets	Shareholders' equity	Shareholders' equity Ratio	Shareholders' equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Third Quarterly Fiscal Year ending February 2005	2,831,236	603,764	21.3	832.90
(reference) Fiscal Year ended February 2004	2,609,271	479,090	18.4	1,438.08

[Translation Omitted]

[Reference]
Forecast of Consolidated Earnings Fiscal Year ending February 20, 2005 (February 21, 2004~February 20, 2005)

	Predicted Total Revenues	Predicted Operating Income	Predicted Ordinary Profit	Predicted Net Income	Predicted Net Income per Share
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Whole Fiscal Year	4,100,000	157,000	160,000	66,000	94.61

[Translation Omitted]

Condensed Consolidated Balance Sheets

(unit: millions of yen)

Item	Third Quarterly Fiscal Year ending February 2005 (November 20, 2004)		Fiscal Year ended February 2004 (February 20, 2004)	
	Amount	Ratio	Amount	Ratio
(Assets)		%		%
I Current Assets				
1 Cash and Deposits	303,527		286,588	
2 Notes and accounts receivable	239,587		173,763	
3 Marketable securities	6,487		4,283	
4 Merchandise inventories	310,965		267,066	
5 Deferred tax assets	34,233		16,706	
6 Finance receivables	340,495		304,293	
7 Other	105,473		90,099	
Allowance for doubtful accounts	(23,891)		(16,353)	
Total Current Assets	1,316,878	46.5	1,126,447	43.2
II Fixed Assets				
(1) Tangible Fixed Assets				
1 Buildings and structures	599,465		560,451	
2 Furniture and fixtures	90,769		83,841	
3 Land	247,962		247,111	
4 Construction in progress	15,542		9,610	
5 Other	260		314	
Total tangible fixed assets	954,000	33.7	901,329	34.5
(2) Intangible Fixed Assets	57,296	2.0	61,512	2.4
(3) Investments and other assets				
1 Investment securities	109,712		114,867	
2 Long-term receivables	49,871		55,765	
3 Deferred tax assets	25,741		33,376	
4 Fixed leasehold deposits to lessors	320,540		334,126	
5 Store rent suspense accounts	8,303		3,288	
6 Other	60,395		56,948	
Allowance for doubtful accounts	(72,077)		(78,391)	
Total investment and other assets	502,488	17.8	519,981	19.9
Total fixed assets	1,513,785	53.5	1,482,823	56.8
III Deferred Charges	572	0.0	-	-
Total of Assets	2,831,236	100.0	2,609,271	100.0

Item	Third Quarterly Fiscal Year ending February 2005 (November 20, 2004)		Fiscal Year ended February 2004 (February 20, 2004)	
	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%
I Current Liabilities				
1 Notes and accounts payable, trade	500,789		480,589	
2 Short-term borrowings	88,415		93,182	
3 Current portion of long-term debt	111,542		78,674	
4 Commercial paper	34,000		33,000	
5 Income tax payable	19,154		26,654	
6 Accrued bonuses	20,846		8,629	
7 Provision for store closing expenses	2,473		4,105	
8 Current portion of secured and unsecured obligations under reorganization proceedings of subsidiaries	46,085		48,040	
9 Notes payable for construction	60,987		42,013	
10 Other	255,459		212,545	
Total current liabilities	1,139,754	40.3	1,027,435	39.4
II Long-term Liabilities				
1 Bonds	145,150		137,915	
2 Long-term debt	377,395		367,228	
3 Deferred tax liabilities	9,815		8,762	
4 Employees' termination benefits and pension liabilities	33,589		64,100	
5 Retirement allowance for directors and corporate auditors	1,429		1,654	
6 Provision for store closing expenses	3,832		3,886	
7 Allowances for contingent losses	2,832		3,804	
8 Secured and unsecured obligations under reorganization proceedings of subsidiaries	77,486		94,314	
9 Lease deposits from lessees	153,450		147,580	
10 Negative goodwill	79,895		87,904	
11 Other	7,774		8,955	
Total Long-term Liabilities	892,652	31.5	926,106	35.5
Total of Liabilities	2,032,406	71.8	1,953,542	74.9
(Minority Interests)				
Minority Interests	195,065	6.9	176,638	6.7
(Shareholders' Equity)				
I Common stock	101,798	3.6	51,296	2.0
II Capital surplus	167,710	5.9	117,235	4.5
III Retained earnings	327,694	11.5	300,101	11.5
IV Unrealized gain on available-for-sale securities	11,284	0.4	14,185	0.5
V Foreign currency translation adjustments	(4,005)	△0.1	(3,041)	△0.1
VI Treasury Stock-at cost	(717)	△0.0	(687)	△0.0
Total Shareholders' equity	603,764	21.3	479,090	18.4
Total of Liabilities, Minority Interests and shareholders equity	2,831,236	100.0	2,609,271	100.0

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unit: millions of yen)

Item	Third Quarterly Fiscal Year ending February 2005 (February 21, 2004~ November 20, 2004)		Fiscal Year ended February 2004 (February 21, 2003~ February 20, 2004)	
	Amount	Ratio	Amount	Ratio
		%		%
I Net sales	2,791,522	100.0	3,258,628	100.0
II Cost of sales	2,038,602	73.0	2,343,430	71.9
Gross profit on sales	752,920	27.0	915,198	28.1
III Rental and other revenues	278,999	10.0	287,587	8.8
Gross profit	1,031,919	37.0	1,202,785	36.9
IV Selling, general and administrative expenses	953,645	34.2	1,070,573	32.8
1 Advertising expenses	62,151		68,249	
2 Provision for allowance for doubtful accounts	18,889		24,274	
3 Employee Salaries and bonuses	314,991		369,288	
4 Provision for bonuses	20,846		8,629	
5 Legal welfare and welfare expenses	49,204		57,576	
6 Depreciation and amortization	67,508		77,978	
7 Maintenance cost	63,279		66,439	
8 Land rent and house rent	152,091		164,546	
9 Other	204,682		233,589	
Operating income	78,274	2.8	132,212	4.1
V Non-operating income	15,855	0.6	10,781	0.3
1 Interest and dividend income	1,783		1,744	
2 Amortization of negative goodwill-net	7,262		2,158	
3 Equity in earnings of affiliated companies	2,100		652	
4 Other	4,709		6,225	
VI Non-operating expenses	7,999	0.3	11,639	0.4
1 Interest expense	5,212		7,437	
2 Other	2,787		4,202	
Ordinary income	86,129	3.1	131,354	4.0
VII Special profit	17,085	0.6	13,571	0.5
1 Gain on sales of fixed assets	1,987		1,260	
2 Other	15,097		12,310	
VIII Special loss	25,582	0.9	19,207	0.6
1 Loss on disposals of fixed assets	2,077		3,805	
2 Other	23,505		15,401	
Income before income taxes and minority interests	77,632	2.8	125,718	3.9
Income taxes	24,633	0.9	47,625	1.5
Minority interests in net income	18,817	0.7	22,777	0.7
Net income	34,180	1.2	55,316	1.7

STATEMENT OF CONSOLIDATED CAPITAL SURPLUS AND RETAINED EARNINGS

(unit: millions of yen)

Item	Third Quarterly Fiscal Year ending February 2005 (February 21, 2004～ November 20, 2004)		Fiscal Year ended February 2004 (February 21, 2003～ February 20, 2004)	
	Amount		Amount	
Capital surplus				
I Capital surplus at beginning of the fiscal year		117,235		117,235
II Increase in capital surplus				
Issue of new shares by capital increase	50,472		0	0
Gain on sales of treasury stocks	2	50,474		
III Capital surplus at end of period		167,710		117,235
Retained earnings				
I Retained earnings at beginning of the fiscal year		300,101		252,043
II Increase in retained earnings				
1 Net Income	34,180		55,316	
2 Other	987	35,167	441	55,758
III Decrease in Retained earnings				
1 Cash Dividends	7,326		7,326	
2 Bonus to directors and corporate auditors	249	7,575	373	7,699
IV Retained earnings at end of period		327,694		300,101